UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

PRO-DEX, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74265M205

(CUSIP Number)

Farnam Street Partners, L.P.

3033 Excelsior Boulevard, Suite 320

Minneapolis, MN 55426

Phone: (612) 353-6707

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon Edelman Borman & Brand, LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 74265M205

1	NAME OF REPORTING PERSONS Farnam Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 168,830
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 168,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.10%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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CUSIP No. 74265M205

1	NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 168,830
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 168,380
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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CUSIP No. 74265M205

1	NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 168,830
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 168,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 74265M205

1	NAME OF REPORTING PERSONS Peter O. Haeg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 168,830
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 168,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 74265M205

Item 1.                      Security and Issuer.

(a) This Schedule 13D relates to shares of the Common Stock, no par value, of Pro-Dex, Inc., a Colorado corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 2361 McGaw Avenue, Irvine, California 92614.

Item 2.                      Identity and Background.

This Schedule 13D is being filed jointly by

●	Farnam Street Partners, L.P., a Minnesota limited partnership (“Farnam Fund”).

●	Farnam Street Capital, Inc., a Minnesota corporation and General Partner of Farnam Fund (“Farnam Capital”).

●	Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital and as a nominee for director of the Issuer

●	Peter O. Haeg as the President and Secretary and a director of Farnam Capital

(collectively, the “Farnam Group”).

Raymond E. Cabillot has agreed to serve as a nominee for election to the Issuer’s Board of Directors in connection with the nomination of director candidates by AO Partners Group (as defined below).

Previously, the Farnam Group (except for Mr. Haeg), William James Farrell III, another nominee, and the AO Partners Group jointly filed a Schedule 13D and amendments thereto (as amended, the “AO Partners/Farnam Schedule 13D) and, such groups may together be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The contents of the AO Partners/Farnam Schedule 13D are incorporated herein by reference. The Farnam Group expressly disclaims beneficial ownership of securities held by the AO Partners Group and by Mr. Farrell.

The “AO Partners Group” consists of the following:

●	AO Partners I, L.P., a Delaware limited partnership (“AO Partners Fund”).

●	AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners Fund (“AO Partners”).

●	Glenhurst Co., a Minnesota corporation and wholly owned by Nicholas J. Swenson (“Glenhurst”).

●	Nicholas J. Swenson as the Managing Member of AO Partners, as the sole owner of Glenhurst and as an individual.

The Farnam Group is now filing this Schedule 13D because has become the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer, without regard to the holdings of the AO Partners Group..

(b) The principal office and place of business for all of the Reporting Persons is 3033 Excelsior Boulevard, Suite 320, Minneapolis, Minnesota 55416.

(c) Farnam Fund was organized in January 1998 as a Minnesota Limited Partnership. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of Farnam Street Partners, L.P., a private investment partnership located in Minneapolis, Minnesota. Mr. Peter O. Haeg is President and Secretary of Farnam Capital.

(d) - (e) During the last five years, neither Farnam Fund nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

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(f) Farnam Fund is a Minnesota limited partnership. Farnam Capital is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

The Farnam Group acquired the Common Stock of the Issuer in open market purchases with working capital of Farnam Fund.  The amount of funds expended to acquire these shares is $718,232.80.

Item 4.                      Purpose of Transaction.

The Farnam Group acquired shares of Common Stock because it believes that the Common Stock was undervalued and represented an attractive investment.

On June 27, 2012, Mr. Swenson submitted notice to the Issuer of his intent to nominate Mr. Swenson, Mr. Cabillot and Mr. Farrell as nominees for election as directors at the Company’s 2012 Annual Shareholder Meeting.  A copy of the nomination letter is attached as Exhibit 3 hereto.

The Reporting Persons may make further purchases of shares of Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Schedule 13D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.                      Interests in Securities of the Issuer.

(a)    The Fund beneficially owns 168,830 shares of the outstanding Common Stock of the Issuer, representing approximately 5.1% of the Common Stock (based upon 3,307,350 shares outstanding on November 5, 2012, as reported in the Issuer's most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).

(b) The Fund does not share voting and dispositive power with respect to any shares.

Mr. Cabillot and Mr. Haeg share voting and dispositive power of the Common Stock beneficially owned by Farnam Fund by virtue of such entity’s and person’s relationship to the other as described in Item 2(a).

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(c)           Farnam Fund has made the following purchases during the past 60 days:

Trade Date	Number of Shares Purchased	Price Per Share
10/01/12	2,385	$1.8212
10/03/12	486	$1.8256
10/05/12	6,743	$1.9143
10/10/12	770	$1.8176
10/12/12	783	$1.8692
10/16/12	4,050	$1.9037
10/17/12	13,443	$1.9268
10/18/12	11,950	$1.9275
10/19/12	1,197	$1.9668
10/22/12	251	$1.8898
10/23/12	2,375	$1.8263
10/24/12	500	$2.0400
10/25/12	1,485	$1.8701
11/06/12	54	$2.0600
11/08/12	1,800	$2.0000
11/13/12	50	$1.9500
11/16/12	1,754	$1.9795
11/19/12	9,884	$1.9664

All purchases were open market purchases.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to Farnam Fund, Farnam Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Mr. Cabillot is indemnified by Farnam Fund and Farnam Capital for liabilities he may incur in connection with his duties for the Farnam Group.

As set forth in the AO Partners/Farnam Schedule 13D, Messrs. Cabillot and Farrell are indemnified by AO Partners Fund and AO Partners for liabilities they may incur in connection with the intended solicitation of proxies for use at the 2012 Annual Meeting of Shareholders of the Company.  AO Partners Fund and AO Partners will also reimburse Messrs. Cabillot and Farrell for expenses that they reasonably incur in connection with the intended solicitation of proxies for use at the 2012 Annual Meeting of Shareholders of the Company.  Neither Mr. Cabillot nor Mr. Farrell is, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, the AO Partners Group, each other or any other person as to how he, if elected as a director of the Company, will act or vote on any issue or question.

Other than the foregoing agreements and arrangements, the Joint Filing Agreement filed herewith and the Joint Filing Agreement filed with the AO Partners/Farnam Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

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Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement to file jointly.

2	Letter from Nick Swenson to the Board of Directors of the Company dated June 1, 2012.

3	Notice of Intent to Nominate Directors from Nicholas Swenson to Secretary of the Company dated June 27, 2012 (includes consent of Mr. Cabillot to be named in proxy statement and serve as a director).

4	Letter from the Company to Nick Swenson dated June 15, 2012.
_______________

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CUSIP No. 74265M205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          November 28, 2012

FARNAM STREET PARTNERS, L.P.

By:	FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot

By:	/s/ Peter O. Haeg
Peter O. Haeg

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